FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934.

For the month of: JULY 2002

SEC Registration Number 0-30622

ANOORAQ RESOURCES CORPORATION
1020-800 West Pender Street
Vancouver, BC
V6C 2V6

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F __X__ Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes _____ No __X__

(If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________)

Enclosed:

1. News release dated July 22, 2002.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ANOORAQ RESOURCES CORPORATION

SHIRLEY MAIN

July 22, 2002

Anooraq Resources Corporation

1020-800 W Pender St.
Vancouver, BC
Canada V6C 2V6
Tel 604 684-6365
Fax 604 684-8092
Toll Free 1 800 667-2114
http://www.hdgold.com

DRILLING CONFIRMS PLATREEF ROCKS ON ANOORAQ'S RIETFONTEIN FARM, SOUTH AFRICA

July 22, 2002, Vancouver, BC - Ronald W. Thiessen, President and CEO of Anooraq Resources Corporation (TSX Venture:ARQ; OTCBB:ARQRF) announces that the critical Platreef rocks have been intersected in the first two holes of drilling on its Rietfontein farm located in South Africa. Platreef rocks host giant PGM-Nickel-Copper deposits in the region that are amenable to open pit mining.

The 2,900 hectare Rietfontein farm forms part of an extensive 37,000 hectare mineral tenure held by Anooraq on the prolific Northern Limb of the Bushveld Complex. Drilling is currently underway on Rietfontein by African Minerals Ltd., whereby African Minerals can earn a 50% interest in and operate exploration programs on the property. The common boundary of African Mineral's Turfspruit farm on the west and Anooraq's Rietfontein farm on the east straddles the Platreef section of the northern limb of the Bushveld. South African geological maps show that Platreef rocks shift onto the Rietfontein farm in an area immediately to the east of where African Minerals has been drilling on Turfspruit with up to 12 rigs since January.

Anooraq's project manager and Qualified Person Marc Prefontaine, M.Sc., P.Geo., who has been actively involved in the exploration programs on the Platreef Project since 2000, has advised the Company that the first hole drilled across the property boundary on Rietfontein intersected, starting at surface, 70 metres of Platreef rocks, and the second hole located 300 metres south, intersected 155 metres of the Platreef rocks. Drilling is continuing and assay results will be reported when received from African Minerals.

For photographs of core from hole two and further details on Anooraq's Platreef Project, please visit the Company's website at www.hdgold.com or contact Investor Services at (604) 684-6365 or within North America at 1-800-667-2114.

ON BEHALF OF THE BOARD OF DIRECTORS

Ronald W. Thiessen
President & CEO

No regulatory authority has approved or disapproved the information contained in this news release.

HUNTER DICKINSON INC. Responsible Mineral Development